                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               ---------------
                        Katy Industries, Inc. (Issuer)
                           (Name of Subject Company)
                    KKTY Holding Company, L.L.C. (Offeror)
                       Kohlberg & Co., L.L.C. (Offeror)
                           (Names of Filing Persons)
                               ---------------
                    Common Stock, $1.00 Par Value Per Share
                        (Title of Class of Securities)
                                  486-026-107
                     (CUSIP Number of Class of Securities)
                               ---------------
                             Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                           Telephone (914) 241-7430
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)
                                With Copies To:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                           Calculation of Filing Fee

------------------------------------------------------------------------------
      Transaction Valuation: *                           Amount of Filing Fee:
             $20,000,000                                        $4,000

-------------------------------------------------------------------------------
  * For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.00 for up to 2,500,000 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by KKTY Holding Company, L.L.C.
  [_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: None
     Form or Registration No.: Not applicable
     Filing Party: Not applicable
     Date Filed: Not applicable
  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transactions subject to Rule 13e-3.
  [X]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KKTY Holding Company, L.L.C. (13-4162459)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     OO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kohlberg Investors IV, L.P. (13-4134452)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     PN

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kohlberg TE Investors IV, L.P. (13-4147089)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     PN

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kohlberg Offshore Investors IV, L.P. (applied for)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     PN

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kohlberg Partners IV, L.P. (13-4134599)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     PN

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kohlberg Management IV, L.L.C. (13-4134598)
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     OO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 486-026-107                 13D


 1NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James A. Kohlberg
--------------------------------------------------------------------------------

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------

 3SEC USE ONLY

--------------------------------------------------------------------------------

 4SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
       PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENBEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    7SOLE VOTING POWER


                           0
                  -------------------------------------------------------------

                    8SHARED VOTING POWER

                           2,500,000*
                  -------------------------------------------------------------

                    9SOLE DISPOSITIVE POWER

                           0
                  -------------------------------------------------------------

                    10SHARED DISPOSITIVE POWER

                           1,500,000*
--------------------------------------------------------------------------------

 11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000*
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [X]
       CERTAIN SHARES 17,000*

--------------------------------------------------------------------------------

 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.8%
--------------------------------------------------------------------------------

 14TYPE OF REPORTING PERSON

     IN

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

   This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"). By virtue of its direct or indirect relationship with Purchaser and involvement in negotiating the terms of the Offer (as defined below), Kohlberg & Co, L.L.C. ("Kohlberg & Co.") may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is joining with Purchaser as filing persons with respect to this Schedule TO. This Schedule TO relates to the offer by Purchaser to purchase up to 2,500,000, but not less than 2,000,000, outstanding shares of Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Preferred Stock Purchase and Recapitalization Agreement, dated as of March 29, 2001, by and between Purchaser and the Company, a copy of which is attached as Exhibit
(d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

   This Schedule TO amends and supplements the Statement on Schedule 13D with respect to the Company filed by Purchaser, Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Management IV, L.L.C. and James A. Kohlberg, with the Securities and Exchange Commission on April 9, 2001.

 ITEM 3.
 (c) (3)      --  To the best knowledge of Purchaser and Kohlberg & Co., no person listed in Annex I of the Offer to Purchase has, during the past five years, been convicted in a criminal proceeding
                  (excluding traffic violations and similar misdemeanors).

 (c) (4)      --  To the best knowledge of Purchaser and Kohlberg & Co., no person listed in Annex I of the Offer to Purchase has, during the past five years, been a party to any judicial or
                  administrative proceeding (except for matters that were
                  dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from
                  future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any
                  violation of federal or state securities laws.

 ITEM 12.
 (a) (1) (A)  --  Offer to Purchase, dated April 25, 2001.

 (a) (1) (B)  --  Form of Letter of Transmittal.

 (a) (1) (C)  --  Form of Notice of Guaranteed Delivery.

 (a) (1) (D)  --  Form of Letter to Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.

 (a) (1) (E)  --  Form of Letter to Clients from Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

 (a) (1) (F)  --  Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

 (a) (1) (G)  --  Press Release issued by the Company on March 30, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Purchaser and Kohlberg & Co. on March 30,
                  2001 and incorporated herein by reference).

 (a) (1) (H)  --  Summary Advertisement as published in The Wall Street Journal on April 25, 2001.

 (b) (1)      --  Commitment Letter, dated March 27, 2001, among Bankers Trust
                  Company, Purchaser and Kohlberg & Co. (filed as Exhibit B to the Preferred Stock Purchase and Recapitalization Agreement
                  attached as Exhibit 99.1 to the Company's Current Report on
                  Form 8-K filed with the Securities and Exchange Commission on
                  April 13, 2001 and incorporated herein by reference).

 (b) (2)      --  Equity Commitment Letter, dated March 27, 2001, from Kohlberg
                  & Co.

 (d) (1)      --  Preferred Stock Purchase and Recapitalization Agreement, dated
                  March 29, 2001, between Purchaser and the Company (filed as
                  Annex B to the Company's Definitive Proxy Statement on
                  Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and Exhibit 99.1 to the Company's Current
                  Report on Form 8-K filed with the Securities and Exchange
                  Commission on April 13, 2001 and incorporated herein by
                  reference).

 (d) (2)      --  Stock Voting and Tender Agreement, dated March 29, 2001, among
                  Purchaser and certain stockholders of the Company (filed as
                  Annex C to the Company's Definitive Proxy Statement on
                  Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference).

 (d) (3)      --  Confidentiality Agreement, effective October 11, 2000, between
                  Kohlberg & Co. and the Company.

 (d) (4)      --  Form of Management Agreement between the Company and Kohlberg
                  & Co. (filed as Exhibit (e) (4) to the Company's
                  Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 25, 2001
                  and incorporated herein by reference).

 (g)          --  None or not applicable.

 (h)          --  None or not applicable.


ITEM 13.

   Not applicable.

                                   Signature

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO

Dated: April 25, 2001                     KKTY HOLDING COMPANY, L.L.C.

                                             /s/ Christopher Lacovara
                                          By:__________________________________
                                             Christopher Lacovara
                                             Authorized Manager

Dated: April 25, 2001                     KOHLBERG & CO., L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

SCHEDULE 13D

Dated: April 25, 2001                     KKTY HOLDING COMPANY, L.L.C.

                                             /s/ Christopher Lacovara
                                          By:__________________________________
                                             Christopher Lacovara
                                             Authorized Manager

Dated: April 25, 2001                     KOHLBERG INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: April 25, 2001                     KOHLBERG TE INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: April 25, 2001                     KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: April 25, 2001                     KOHLBERG PARTNERS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: April 25, 2001                     KOHLBERG MANAGEMENT IV, L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: April 25, 2001                        /s/ James A. Kohlberg
                                          _____________________________________
                                             James A. Kohlberg

                                 EXHIBIT INDEX

 (a) (1) (A)  --  Offer to Purchase, dated April 25, 2001.

 (a) (1) (B)  --  Form of Letter of Transmittal.

 (a) (1) (C)  --  Form of Notice of Guaranteed Delivery.

 (a) (1) (D)  --  Form of Letter to Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.

 (a) (1) (E)  --  Form of Letter to Clients from Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

 (a) (1) (F)  --  Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

 (a) (1) (G)  --  Press Release issued by the Company on March 30, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Purchaser and Kohlberg & Co. on March 30,
                  2001 and incorporated herein by reference).

 (a) (1) (H)  --  Summary Advertisement as published in The Wall Street Journal on April 25, 2001.

 (b) (1)      --  Commitment Letter, dated March 27, 2001, among Bankers Trust
                  Company, Purchaser and Kohlberg & Co. (filed as Exhibit B to the Preferred Stock Purchase and Recapitalization Agreement
                  attached as Exhibit 99.1 to the Company's Current Report on
                  Form 8-K filed with the Securities and Exchange Commission on
                  April 13, 2001 and incorporated herein by reference).

 (b) (2)      --  Equity Commitment Letter, dated March 27, 2001, from Kohlberg
                  & Co.

 (d) (1)      --  Preferred Stock Purchase and Recapitilization Agreement, dated
                  March 29, 2001, between Purchaser and the Company (filed as
                  Annex B to the Company's Definitive Proxy Statement on
                  Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and Exhibit 99.1 to the Company's Current
                  Report on Form 8-K filed with the Securities and Exchange
                  Commission on April 13, 2001 and incorporated herein by
                  reference).

 (d) (2)      --  Stock Voting and Tender Agreement, dated March 29, 2001, among
                  Purchaser and certain stockholders of the Company (filed as
                  Annex C to the Company's Definitive Proxy Statement on
                  Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference).

 (d) (3)      --  Confidentiality Agreement, effective October 11, 2000, between
                  Kohlberg & Co. and the Company.

 (d) (4)      --  Form of Management Agreement between the Company and Kohlberg
                  & Co. (filed as Exhibit (e) (4) to the Company's
                  Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on April 25, 2001
                  and incorporated herein by reference).

 (g)          --  None or not applicable.

 (h)          --  None or not applicable.